Jimmy C. Tallent
President & CEO

H. Lynn Harton
Chief Operating Officer

Rex S. Schuette
EVP & CFO
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
EVP & Chief Risk Officer

United Community Banks, Inc.

Third Quarter 2012 Investor Presentation

October 25, 2012



Cautionary Statement

This news release contains forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission including its 2011 Annual Report on Form 10-K under the sections entitled "Forward-Looking Statements". Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

Non-GAAP Measures

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core net interest margin, core net interest revenue, core fee revenue, core operating expense, core earnings, net operating income (loss) and net operating earnings (loss) per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, net interest revenue, fee revenue, operating expense, net income (loss), diluted earnings (loss) per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix to this presentation.

United at a Glance

- Founded in 1950
- Third-largest bank holding company in Georgia
- Headquartered in Blairsville, Georgia with 104 locations throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee
- 1,592 employees

27 Banks and 104 Offices


TENNESSEE
KNOXVILLE
CHATTANOOGA
NORTH CAROLINA
ASHEVILLE
SOUTH CAROLINA
GREENVILLE
GEORGIA
ATLANTA
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
FLORIDA
JACKSONVILLE

Deposit Market Share[1]				
Market	Banks	Offices	Deposit Share	Rank
North Georgia	11	22	32%	1
Atlanta MSA	10	38	4	7
Gainesville MSA	1	5	12	5
Coastal Georgia	2	8	4	8
Western North Carolina	1	20	12	3
East Tennessee	2	11	2	9

[1] ***FDIC deposit market share and rank as of 6/12 for markets where United takes deposits. Source: SNL and FDIC.***

Key Statistics as of 9/30/12	
(billions)	
Total assets	$6.70
Total deposits	$5.82
Loans	$4.14

Highlights Third Quarter

➢ Improving Quarterly Results
  - ➢ Net Income of $10.6 million, or 13 cents per share
  - ➢ Fifth quarterly profit in past six quarters
  - ➢ Core earnings (pre-tax, pre-credit) of $29.9 million

➢ Modest Loan Growth, Both Linked Quarter and Year Ago
  - ➢ Increased lending opportunities

➢ Strong Core Transaction Deposit Growth
  - ➢ Year-to-date up 11% annualized
  - ➢ Building customer deposit base
  - ➢ Represents 56% of total customer deposits compared to 34% at the end of 2008

➢ Non Performing and Classified Assets Declining



FINANCIAL REVIEW

Core Earnings Summary

(in thousands)

	3Q12	Variance - Increase / (Decrease)		
		2Q12	4Q11	3Q11
Net Interest Revenue	$ 57,371	$ 535	$ (1,679)	$ (1,910)
Fee Revenue	13,003	239	1,561	1,694
Gross Revenue	70,374	774	(118)	(216)
Operating Expense (Excl OREO)	40,523	(789)	(3,320)	(3,570)
Pre-Tax, Pre-Credit (Core)	$ 29,851	$ 1,563	$ 3,202	$ 3,354
Net Interest Margin	3.60 %	.17 %	.09 %	.05 %

Fee Revenue - Core

(in thousands)

	3Q12	Variance - Increase / (Decrease)		
		2Q12	4Q11	3Q11
Overdraft Fees	$ 3,362	$ 130	$ (175)	$ (179)
Debit Card Fees	3,063	(179)	94	(239)
Other Service Charges	1,271	(71)	529	580
Total Service Charges and Fees	7,696	(120)	448	162
Mortgage Loan & Related Fees	2,800	478	975	1,652
Brokerage Fees	709	(100)	(73)	(127)
Other	1,798	(19)	211	7
Total Fee Revenue - Core	**13,003**	**239**	**1,561**	**1,694**
Non-Core[1]	761	658	(464)	572
Reported - GAAP	**$ 13,764**	**$ 897**	**$ 1,097**	**$ 2,266**

(1) Includes net securities gains and charges on prepayment of FHLB advances, hedge ineffectiveness gains, gains from the sale of low income housing tax credits, interest on Federal income tax refund and mark to market adjustments on United's deferred compensation plan assets.

Operating Expenses - Core

(in thousands)

	3Q12	Variance - Increase / (Decrease)		
		2Q12	4Q11	3Q11
Salaries & Employee Benefits	$ 22,364	$ (786)	$ (3,174)	$ (3,284)
Communications & Equipment	3,254	43	125	(30)
Occupancy	3,539	-	(433)	(255)
FDIC Assessment	2,537	(8)	(62)	(66)
Advertising & Public Relations	934	(154)	(10)	(118)
Postage, Printing & Supplies	954	38	(63)	(82)
Professional Fees	2,180	228	184	129
Other Expense	4,761	(150)	113	136
Core Operating Expenses	**40,523**	**(789)**	**(3,320)**	**(3,570)**
Non-Core[1]	4,260	1,262	(2,977)	1,833
Reported GAAP	**$ 44,783**	**$ 473**	**$ (6,297)**	**$ (1,737)**

(1) Includes foreclosed property costs, adjustment to reclassify pension plan actuarial gains and losses and unamortized prior service costs to other comprehensive income, severance costs and mark to market adjustments on United's deferred compensation plan liability.

Net Operating Income

(in thousands)

	3Q12[1]	Variance - Increase / (Decrease)		
		2Q12	4Q11	3Q11
Core Earnings (Pre-Tax, Pre-Credit)	$ 29,851	$ 1,563	$ 3,202	$ 3,354
Provision for Loan Loss	15,500	(2,500)	1,500	(20,500)
NON-CORE FEE REVENUE:				
Hedge Ineffectiveness Gaines (Losses)	608	788	295	33
Securites Gains (Losses)	-	(6,490)	(4)	-
Charges from Prepayment of Borrowings	-	6,199	-	-
Gains from Sale of Low Income Housing Tax Credits	-	-	(728)	-
Gains (Losses) on Deferred Compensation Plan Assets	153	161	(27)	539
Total Non-Core Fee Revenue	**761**	**658**	**(464)**	**572**
NON-CORE OPERATING EXPENSES:				
Foreclosed Property Write Downs	2,394	1,386	(1,498)	622
Foreclosed Property (Gains) Losses on Sales	350	619	(2,691)	1,154
Forclosed Property Maintenance Expenses	962	(150)	(1,407)	(883)
Severance Costs	401	(754)	401	401
Reclassification of Pension Actuarial Gains to AOCI	-	-	2,245	-
Gains (Losses) on Deferred Comp Plan Liability	153	161	(27)	539
Total Non-Core Operating Expenses	**4,260**	**1,262**	**(2,977)**	**1,833**
Income Tax (Expense) Benefit	(284)	610	(3,548)	(686)
Net Income	$ 10,568	$ 4,069	$ 667	$ 21,907

Net Income

(in thousands)

| | 3Q12 | Variance - Increase / (Decrease) | | |
		2Q12	4Q11	3Q11
Net Income	$ 10,568	$ 4,069	$ 667	$ 21,907
Preferred Stock Dividends	(3,041)	9	16	22
Net Income Avail to Common Shareholders	$ 7,527	$ 4,060	$ 651	$ 21,885
Net Income Per Share	$ .13	$ .07	$ .01	$ .38
Tangible Book Value	$ 6.64	$ .16	$ .17	$ .03
(DTA Allowance $272 Million - $4.70 / Share)				
Shares Outstanding (millions)	57.9	.1	.3	.3

Net Interest Margin



NIM Characteristics

- Margin – Linked Quarter +17 bps vs. 2Q12
  - ❑ Smaller balance sheet
  - ❑ Higher securities yields, offset by loan pricing compression
  - ❑ Lowered core and CD deposit pricing

- Outlook for Continued Loan and Securities Pricing Pressure

(1) Excluding impact of nonaccrual loans, OREO and interest reversals

Key Drivers of Net Interest Revenue / Margin



Offsetting Impacts on Margin

- **Loan and securities pricing under pressure**

- **Deposit rates continue to decline**

Loan Yields

Securities Yields

Average Rate on Interest Bearing Deposits

Deposit Pricing, *Excluding Brokered Deposits*



Note – CD pricing reflects the quarter-ending new and renewed yield. MMDA / NOW pricing reflects the deposit yield for each quarter

Customer Deposit Mix Improving

(in millions)

	3Q12	2Q12	3Q11	4Q08
Demand / NOW	$ 1,796	$ 1,735	$ 1,686	$ 1,457
MMDA / Savings	1,342	1,330	1,220	630
Core Transaction	**3,138**	**3,065**	**2,906**	**2,087**

8% Growth - $232 Million

50% Growth

	3Q12	2Q12	3Q11	4Q08
Time < $100,000	1,118	1,159	1,387	1,945
Public Deposits	612	623	597	755
Total Core	4,868	4,847	4,890	4,787
Time >$100,000	699	728	867	1,336
Public Deposits	32	36	38	87
Total Customer	**5,599**	**5,611**	**5,795**	**6,210**
Brokered Deposits	224	211	210	793
Total Deposits	**$ 5,823**	**$ 5,822**	**$ 6,005**	**$ 7,003**



3Q12 $5.6B

- Public Funds 12%
- Demand & NOW 32%
- Time >$100k 12%
- Time <$100k 20%
- MMDA & Sav. 24%

56%

Customer

4Q08 $6.2B

- Public Funds 14%
- Demand & NOW 23%
- Time >$100k 22%
- MMDA & Sav. 10%
- Time <$100k 31%

34%

Core Deposit Growth – Category and Market

(in millions, excluding public)

CATEGORY	3Q12		Growth YTD 3Q12		Last 12 Months	
Demand	$	54.2	$	197.9	$	206.7
MM Accounts		8.4		90.3		99.0
Savings		3.3		24.0		22.7
NOW		6.1		(76.7)		(96.8)
Total Categories	$	72.0	$	235.5	$	231.6
Percent Growth (Annualized)		9 %		11 %		8 %
MARKET						
Atlanta	$	50.6	$	115.7	$	125.9
North Carolina		1.3		44.6		41.0
Coastal Georgia		(6.0)		19.5		13.6
N. Georgia		19.3		37.1		24.3
Tennessee		5.0		12.5		14.2
Gainesville		1.8		6.1		12.6
Total Markets	$	72.0	$	235.5	$	231.6

Capital Ratios

	Well-Capitalized	SEP '12	JUN '12	MAR '12
Bank				
Tier 1 RBC	6 %	14.5 %	14.4 %	13.7 %
Total RBC	10	15.7	15.7	15.0
Leverage	5	9.9	9.2	9.0
Holding Company				
Tier 1 RBC	6	14.3	14.3	13.7
Total RBC	10	15.8	16.0	15.4
Leverage	5	9.8	9.2	8.9
Tier I Common RBC		8.8	8.8	8.3
Tangible Equity to Assets		8.7	8.2	8.1
Tangible Common to Assets		5.7 *	5.5	5.3

*DTA Allowance of $272 million; when reversed adds 3.7%



LOAN PORTFOLIO & CREDIT QUALITY



Loan Portfolio *(total $4.14 billion)*

Geographic Diversity
$ in millions

By Loan Type

	3Q12	2Q12	1Q12	4Q11	3Q11
Total Loans	$4.14	$4.12	$4.13	$4.11	$4.11

New Loans Funded* – Category and Market

(in millions)

CATEGORY	3Q12	2Q12
Commercial RE:		
Owner Occupied	$ 21.6	$ 25.5
Income Producing	21.7	7.1
Total Commercial RE	43.3	32.6
Commercial C & I	20.7	15.3
Commercial Constr.	3.0	4.6
Residential	62.4	25.1
Residential Constr.	6.5	7.9
Consumer	1.6	1.0
Total Categories	$ 137.5	$ 86.5

MARKET	3Q12	2Q12
Atlanta	$ 43.3	$ 35.5
Coastal Georgia	21.4	9.8
N. Georgia	36.2	21.9
Tennessee	17.5	9.9
North Carolina	13.9	5.7
Gainesville	5.2	3.7
Total Markets	$ 137.5	$ 86.5

Loans greater than $100 thousand

New Loan Commitments* – Category and Market

(in millions)

CATEGORY	3Q12	2Q12	MARKET	3Q12	2Q12
Commercial RE:			Atlanta	$ 71.6	$ 54.7
Owner Occupied	$ 23.0	$ 28.0	N. Georgia	57.4	35.0
Income Producing	22.7	7.7	Coastal Georgia	31.7	11.4
Total Commercial RE	45.7	35.7	Tennessee	24.8	14.8
Commercial C & I	42.9	23.7	North Carolina	25.1	12.5
Commercial Constr.	8.7	7.5	Gainesville	7.0	4.0
Residential	90.0	32.1	Total Markets	$ 217.6	$ 132.4
Residential Constr.	28.5	32.2			
Consumer	1.8	1.2			
Total Categories	$ 217.6	$ 132.4			

Loans greater than $100 thousand

Credit Quality

(in millions)

	3Q12	2Q12	1Q12	4Q11	3Q11
Net Charge-offs[1]	$ 20.6	$ 18.9	$ 15.9	$ 20.6	$ 17.5
as % of Average Loans[1]	1.99 %	1.85 %	1.55 %	1.99 %	1.68 %
Allowance for Loan Losses	$ 107.6	$ 112.7	$ 113.6	$ 114.5	$ 146.1
as % of Total Loans	2.60 %	2.74 %	2.75 %	2.79 %	3.55 %
as % of NPLs	94	98	88	90	101
Past Due Loans (30 89 Days)	.68 %	.65 %	.86 %	.75 %	.70 %
Non-Performing Loans	$ 115.0	$ 115.4	$ 129.7	$ 127.5	$ 144.5
OREO	27.0	30.4	31.9	32.8	44.2
Total NPAs	142.0	145.8	161.6	160.3	188.7
Performing Classified Loans	284.0	324.0	317.0	328.0	341.0
Total Classified Assets	$ 426.0	$ 469.8	$ 478.6	$ 488.3	$ 529.7
Accruing TDRs *(see page 48)*	$ 138.3	$ 141.6	$ 125.8	$ 105.8	$ 69.8
As % of Original Principal Balance					
Non-Performing Loans	68.8 %	68.8 %	70.6 %	71.3 %	77.8 %
OREO	36.4	39.3	36.1	35.9	33.4
Total NPAs					
as % of Total Assets	2.12	2.16	2.25	2.30	2.74
as % of Loans & OREO	3.41	3.51	3.88	3.87	4.54

(1) Excludes $25 million of charge-offs for largest loan relationship in 4Q11.

NPL Inflow Trends

Quarterly NPL Inflows Since 2009 ($mm)



$200.0
$150.0
$100.0
$50.0
$0.0
$174.8
$177.7
$193.3
$174.9
$139.0
$155.0
$119.8
$81.0
$54.7
$35.9
$103.4
$45.7
$32.4
$29.4
$30.5
84.2% Decline from Peak
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11
Q2 '11
Q3 '11
Q4 '11
Q1 '12
Q2 '12
Q3 '12
Resi Construction
Com. Construction
Resi. Mortgage
Com. RE
Commercial
Consumer

Total NPLs ($mm)



$320.0
$240.0
$160.0
$80.0
$-
$259.2
$287.8
$304.4
$264.1
$280.8
$224.3
$217.8
$179.1
$83.8
$71.1
$144.5
$127.5
$129.7
$115.4
$115.0
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11
Q2 '11
Q3 '11
Q4 '11
Q1 '12
Q2 '12
Q3 '12

Net Charge-offs by Loan Category

(in thousands)

	3Q12		% of Average Loans (Annualized)			
	Total	% of Avg Loans	2Q12	1Q12	4Q11[1]	3Q11
Commercial (Sec. by RE):						
Owner Occupied	$ 6,192	3.56 %	.46 %	.87 %	1.16 %	.35 %
Income Producing	1,982	.70	1.75	.70	.57	.72
Total Comm (Sec. by RE)	8,174	1.79	.95	.81	.90	.50
Commercial & Industrial	(259)	(.23)	.70	.62	1.08	.39
Commercial Construction	3,190	7.74	.21	.81	1.75	3.54
Total Commercial	11,105	1.81	.86	.78	1.06	.71
Residential Mortgage	3,527	1.23	1.38	1.91	2.04	2.09
Residential Construction	5,676	5.69	9.14	4.84	6.77	5.19
Consumer/ Installment	255	.78	.88	1.72	1.47	2.75
Total Net Charge-offs	**$ 20,563**	**1.99**	**1.85**	**1.55**	**1.99**	**1.68**

(1) Excludes charge-offs for largest loan relationship of Commerical Construction $2,863; Commercial & Industrial $17,046; CRE Income Producing $901; and, Residential Construction

Net Charge-offs by Market

(in millions)

| | 3Q12 | | % of Average Loans (Annualized) | | | |
	Total	% of Avg Loans	2Q12	1Q12	4Q11[1]	3Q11
North Georgia	$ 6,451	1.84 %	3.58 %	2.56 %	2.70 %	2.16 %
Atlanta MSA	9,344	3.02	.75	.89	1.37	.94
North Carolina	1,674	1.15	2.52	1.14	2.10	2.31
Coastal Georgia	2,486	2.67	.23	1.53	.41	.88
Gainesville MSA	294	.45	(.29)	1.35	3.84	2.64
East Tennessee	314	.45	.68	.34	.59	.78
Total	**$ 20,563**	**1.99**	**1.85**	**1.55**	**1.99**	**1.68**

(1) Excludes charge-offs for largest loan relationship of in North Georgia of $25,000

NPAs by Loan Category and Market

(in thousands)

LOAN CATEGORY	3Q12 NPLs	3Q12 OREO	3Q12 Total NPAs
Commercial (sec. by RE):			
Owner Occupied	$ 14,140	$ 7,170	$ 21,310
Income Producing	11,756	1,597	13,353
Commercial & Industrial	32,678	-	32,678
Commercial Construction	18,590	3,121	21,711
Total Commercial	**77,164**	**11,888**	**89,052**
Residential Mortgage	13,996	6,031	20,027
Residential Construction	22,935	9,039	31,974
Consumer/ Installment	906	-	906
Total	**$ 115,001**	**$ 26,958**	**$ 141,959**

MARKETS	3Q12 NPLs	3Q12 OREO	3Q12 Total NPAs
North Georgia	$ 72,211	$ 14,582	$ 86,793
Atlanta MSA	21,349	5,926	27,275
North Carolina	9,622	2,771	12,393
Coastal Georgia	6,822	864	7,686
Gainesville MSA	840	1,328	2,168
East Tennessee	4,157	1,487	5,644
Total	**$ 115,001**	**$ 26,958**	**$ 141,959**

Commercial Loans *(total $2.44 billion)*



**Geographic Diversity
$ in millions**

- East Tennessee $158 — 6%
- Gainesville MSA $ 176 — 7%
- Western North Carolina $ 193 — 8%
- Coastal Georgia $ 265 — 11%
- North Georgia $ 679 — 28%
- Atlanta MSA $969 — 40%

By Loan Type



- 7% Comm Const $.16B
- 19% C & I $.46B
- 28% Income Producing $.69B
- 46% Owner Occupied $1.12B



Avg Loan Size (,000)

- Owner Occupied — 421
- Income Producing — 602
- C & I — 90
- Comm Constr — 438

Commercial Real Estate *(by loan type)*

(in millions)	September 30, 2012			
	Owner Occupied	Income Producing	Total	Percent
Office Buildings	$ 300	$ 202	$ 502	28 %
Retail	113	149	262	14
Small Warehouses/Storage	114	70	184	10
Multi-Residential/Other Properties	70	88	158	8
Churches	135	-	135	7
Convenience Stores	73	19	92	5
Hotels/Motels	-	86	86	5
Franchise / Restaurants	37	34	71	4
Farmland	60	-	60	4
Manufacturing Facility	48	8	56	3
Auto Dealership/Service	46	9	55	3
Golf Course/Recreation	39	-	39	2
Daycare Facility	16	10	26	2
Leasehold Property	16	9	25	1
Carwash	18	-	18	1
Movie TheaterBowling/Recreation	16	-	16	1
Funeral Home	14	1	15	1
Marina	10	-	10	1
Mobile Home Parks	-	8	8	-
Total	$ 1,125	$ 693	$ 1,818	

Portfolio Characteristics

- 61.9% owner-occupied

- Small business, doctors, dentists, attorneys, CPAs

- $12 million project limit

- Average Loan Size
  - $465 Composite CRE
  - $421 Owner Occupied
  - $602 Income Producing

Commercial Construction *(by loan type)*

(in millions)	September 30, 2012	
	Amount	Percent
Land Develop - Vacant (Improved)	$ 64	40 %
Raw Land - Vacant (Unimproved)	48	30
Commercial Land Development	23	14
Office Buildings	5	3
Churches	5	3
Warehouse	2	1
Restaurants/Fast Food/Other Franchise	2	1
Retail Building	1	1
Hotels/Motels	1	1
Convenience Stores	1	1
Miscellaneous Construction	9	5
Total Commercial Construction	$ 161	100 %

Portfolio Characteristics

- Average loan size: $438k

Residential Mortgage *(total $1.17 billion)*



Geographic Diversity $ in millions



By Loan Type

Home Equity
29%
$.34B

Avg loan size $45k

Mortgage
71%
$.83B

Avg loan size $72k

Origination Characteristics
- No broker loans
- Policy Max LTV: 80-85%
- 59% of HE Primary Lien

Residential Construction *(total $389 million)*



Geographic Diversity $ in millions

- East Tennessee $12 — 3%
- Gainesville MSA $17 — 4%
- Coastal Georgia $23 — 6%
- Atlanta MSA $68 — 18%
- Western North Carolina $85 — 22%
- North Georgia $184 — 47%



By Loan Type

- 50% Lot $196 (Land)
- 11% Raw $41
- 18% Developing $71
- 11% Sold $37 (Construction)
- 10% Spec $44

Average Loan Size (in thousands)	
Spec	$ 226
Sold	120
Develop	596
Raw Land	105

Residential Construction – Total Company

(in millions)	3Q12	2Q12	1Q12	4Q11	3Q11	3Q12 vs. 3Q11
Land Loans						
Developing Land	$ 71	$ 78	$ 86	$ 88	$ 97	$ (26)
Raw Land	41	45	57	61	60	(19)
Lot Loans	196	203	204	207	216	(20)
Total	**308**	**326**	**347**	**356**	**373**	**(65)**
Construction Loans						
Spec	44	49	57	59	64	(20)
Sold	37	34	32	33	37	-
Total	**81**	**83**	**89**	**92**	**101**	**(20)**
Total Res Construction	$ 389	$ 409	$ 436	$ 448	$ 474	$ (85)
By Region						
Atlanta	$ 68	$ 76	$ 86	$ 86	$ 92	$ (24)
Gainesville MSA	17	19	20	20	25	(8)
North Georgia	184	193	206	214	229	(45)
North Carolina	85	87	88	91	92	(7)
Coastal Georgia	23	22	23	24	24	(1)
Tennessee	12	12	13	13	12	-
Total Res Construction	$ 389	$ 409	$ 436	$ 448	$ 474	$ (85)



APPENDIX

Experienced Proven Leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	38
Lynn Harton	Chief Operating Officer	2012	29
Rex Schuette	Chief Financial Officer	2001	35
David Shearrow	Chief Risk Officer	2007	31
Craig Metz	Marketing	2002	20
Ray Skinner	Retail Banking	2012	22
Regional Presidents:			
Bill Gilbert	North & Coastal Georgia	2000	36
Tim Schools	North Carolina & Tennessee	2011	12
Glenn White	Atlanta	2007	38

Business and Operating Model

- Twenty-seven "community banks"
  - *Local CEOs with deep roots in their communities*
  - *Resources of $6.7 billion bank*

- Service is point of differentiation
  - *#1 in Customer Satisfaction according to Customer Service Profiles*
  - *J.D. Power Customer Service Champion for 2011*
    - ✓ Recognized 40 companies in the U.S.
    - ✓ Only bank to be recognized
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95% satisfaction rate
- Strategic footprint with substantial banking opportunities
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- Disciplined growth strategy
  - *Organic supported by de novos and selective acquisitions*

"Community bank service, large bank resources"

Robust Demographics *(fast growing markets)*

| Markets[1] | Population (in thousands) | Population Growth (%) | |
		Actual 2000 - 2011	Projected 2011 - 2016
North Georgia	386	21 %	4 %
Atlanta MSA	5,321	25	5
Gainesville MSA	181	30	4
Coastal Georgia	385	15	5
Western North Carolina	441	15	5
East Tennessee	862	14	5
Total Markets			
Georgia	9,775	19	5
North Carolina	9,659	20	7
Tennessee	6,402	13	4
United States	310,704	10	3

[1] *Population data is for 2011 and includes those markets where United takes deposits.*
   Source: SNL

Market Share Opportunities

Excellent growth prospects

Markets	Market Deposits (in billions) [1]	United Deposits [2]	Banks	Offices	Deposit Share[1]	Rank[1]
North Georgia	$ 6.4	$ 2.0	11	22	32 %	1
Atlanta MSA	50.2	2.0	10	38	4	7
Gainesville MSA	2.6	.3	1	5	12	5
Coastal Georgia	7.3	.3	2	8	4	8
Western North Carolina	6.4	.9	1	20	12	3
East Tennessee	16.0	.3	2	11	2	9
Total Markets	**$ 88.9**	**$ 5.8**	**27**	**104**		

[1] *FDIC deposit market share and rank as of 6/12 for markets where United takes deposits. Source: SNL and FDIC.*

[2] *Based on current quarter.*

Leading Demographics

Rank	Ticker	Company[1]	State	Total Assets ($B)	2011 - 2016 Population Growth[2]
1	CFR	Cullen/Frost Bankers, Inc.	TX	20.8	8.38
2	IBOC	International Bancshares Corporation	TX	11.6	6.99
3	HBHC	Hancock Holding Company	MS	18.9	6.38
4	PB	Prosperity Bancshares, Inc.	TX	10.7	6.23
5	FCNCA	First Citizens BancShares, Inc.	NC	21.2	6.10
6	GBCI	Glacier Bancorp, Inc.	MT	7.4	5.63
7	FIBK	First Interstate BancSystem, Inc.	MT	7.3	5.43
8	TCBI	Texas Capital Bancshares, Inc.	TX	9.1	5.37
9	CBF	Capital Bank Financial Corporation	FL	6.3	4.96
10	FCBN	First Citizens Bancorporation, Inc.	SC	8.2	4.87
11	**UCBI**	**United Community Banks, Inc.**	**GA**	**6.7**	**4.85**
12	BOKF	BOK Financial Corporation	OK	25.6	4.77
13	WAL	Western Alliance Bancorporation	AZ	7.2	4.59
14	IBKC	IBERIABANK Corporation	LA	12.1	4.42
15	NBHC	National Bank Holdings Corporation	CO	5.8	4.25

NOTE: Financial information as of June 30, 2012

(1) Includes publicly traded companies with assets between $5.0 - $50.0 billion as of June 30, 2012

(2) Population growth weighted by county (cumulative)

Data Source: SNL Financial

Proactively Addressing Credit Environment

- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*

- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - Weekly past due meetings
    - Weekly NPA/ORE meetings
    - Quarterly criticized watch loan review meetings
    - Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*

- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*

Lending – Credit Summary

(in millions)

- Legal lending limit $162

- House lending limit   20

   Project lending limit   12

- Top 25 relationships   370

Regional credit review – Standard underwriting

Performing Classified Loans

(in millions)

LOANS BY CATEGORY	3Q12	2Q12	1Q12	4Q11	3Q11
Commercial (Sec. by RE):					
Owner Occupied	$ 77	$ 54	$ 78	$ 79	$ 69
Income Producing	49	94	56	64	65
Total Comm (Sec. by RE)	126	148	134	143	134
Commercial & Industrial	19	16	17	16	25
Commercial Construction	27	38	23	18	26
Total Commercial	**172**	**202**	**174**	**177**	**185**
Residential Mortgage	73	73	76	76	77
Residential Construction	35	46	64	72	76
Consumer / Installment	3	3	3	3	3
Total Classified Loans	**$ 283**	**$ 324**	**$ 317**	**$ 328**	**$ 341**

Business Mix Loans *(at quarter-end)*

(in millions)

LOANS BY CATEGORY	3Q12	2Q12	1Q12	4Q11	3Q11	3Q12 vs. 3Q11
Commercial (Sec. by RE):						
Owner Occupied	$ 1,126	$ 1,140	$ 1,137	$ 1,111	$ 1,037	$ 89
Income Producing	693	697	706	711	734	(41)
Total Comm (Sec. by RE)	1,819	1,837	1,843	1,822	1,771	48
Commercial & Industrial	460	450	440	428	429	31
Commercial Construction	161	169	167	164	169	(8)
Total Commercial	**2,440**	**2,456**	**2,450**	**2,414**	**2,369**	**71**
Residential Mortgage	1,174	1,128	1,131	1,135	1,150	24
Residential Construction	389	409	436	448	474	(85)
Consumer / Installment	135	126	111	113	117	18
Total Loans	**$ 4,138**	**$ 4,119**	**$ 4,128**	**$ 4,110**	**$ 4,110**	**$ 28**

Loans – Markets Served *(at quarter-end)*

(in millions)

LOANS BY MARKET	3Q12	2Q12	1Q12	4Q11	3Q11	3Q12 vs. 3Q11
North Georgia	$ 1,383	$ 1,387	$ 1,408	$ 1,426	$ 1,478	$ (95)
Atlanta MSA	1,257	1,252	1,239	1,220	1,192	65
North Carolina	579	576	588	597	607	(28)
Coastal Georgia	380	369	366	346	316	64
Gainesville MSA	256	259	262	265	272	(16)
East Tennessee	283	276	265	256	245	38
Total Loans	**$ 4,138**	**$ 4,119**	**$ 4,128**	**$ 4,110**	**$ 4,110**	**$ 28**

Residential Construction – North Georgia

(in millions)

	3Q12	2Q12	1Q12	4Q11	3Q11	3Q12 vs. 3Q11
Land Loans						
Developing Land	$ 33	$ 39	$ 44	$ 44	$ 51	$ (18)
Raw Land	17	18	26	26	25	(8)
Lot Loans	111	113	113	118	124	(13)
Total	**161**	**170**	**183**	**188**	**200**	**(39)**
Construction Loans						
Spec	8	9	12	12	15	(7)
Sold	15	14	11	14	14	1
Total	**23**	**23**	**23**	**26**	**29**	**(6)**
Total Res Construction	**$ 184**	**$ 193**	**$ 206**	**$ 214**	**$ 229**	**$ (45)**

Residential Construction – Atlanta MSA

(in millions)

	3Q12	2Q12	1Q12	4Q11	3Q11	3Q12 vs. 3Q11
Land Loans						
Developing Land	$ 14	$ 14	$ 17	$ 17	$ 19	$ (5)
Raw Land	9	9	13	14	15	(6)
Lot Loans	18	22	22	22	22	(4)
Total	**41**	**45**	**52**	**53**	**56**	**(15)**
Construction Loans						
Spec	19	24	27	27	28	(9)
Sold	8	7	7	6	8	-
Total	**27**	**31**	**34**	**33**	**36**	**(9)**
Total Res Construction	**$ 68**	**$ 76**	**$ 86**	**$ 86**	**$ 92**	**$ (24)**

Business Mix Loans *(at year-end)*

(in millions)

	2011	2010	2009	2008	2007
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 1,822	$ 1,761	$ 1,779	$ 1,627	$ 1,476
Commercial & Industrial	428	441	390	410	418
Commercial Construction	164	297	363	500	527
Total Commercial	**2,414**	**2,499**	**2,532**	**2,537**	**2,421**
Residential Mortgage	1,135	1,279	1,427	1,526	1,502
Residential Construction	448	695	1,050	1,479	1,829
Consumer / Installment	113	131	142	163	177
Total Loans	**$ 4,110**	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**

Loans – Markets Served *(at year-end)*

(in millions)

LOANS BY MARKET	2011	2010	2009	2008	2007
North Georgia	$ 1,426	$ 1,689	$ 1,884	$ 2,040	$ 2,060
Atlanta MSA	1,220	1,310	1,435	1,706	2,002
North Carolina	597	702	772	810	806
Coastal Georgia	346	335	405	464	416
Gainesville MSA	265	312	390	420	399
East Tennessee	256	256	265	265	246
Total Loans	**$ 4,110**	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**

TDRs by Loan Type

(in thousands)

LOAN TYPE	Accruing[1]		Non-Accruing		Total TDRs	
As of September 30, 2012						
Commercial (Sec by RE)	$	72,042	$	8,530	$	80,572
Commercial & Industrial		6,960		239		7,199
Commercial Construction		24,016		11,850		35,866
Total Commercial		103,018		20,619		123,637
Residential Mortgage		16,041		1,446		17,487
Residential Construction		18,922		5,850		24,772
Consumer Installment		337		99		436
Total	$	138,318	$	28,014	$	166,332

(1) 75 percent of accruing TDR loans have an interest rate of 4 percent of greater.

LOAN TYPE	Accruing		Non-Accruing		Total TDRs	
As of June 30, 2012						
Commercial (Sec by RE)	$	75,901	$	6,424	$	82,325
Commercial & Industrial		3,713		259		3,972
Commercial Construction		30,727		10,950		41,677
Total Commercial		110,341		17,633		127,974
Residential Mortgage		14,485		2,465		16,950
Residential Construction		16,450		5,728		22,178
Consumer Installment		366		145		511
Total	$	141,642	$	25,971	$	167,613

(1) 67 percent of accruing TDR loans have an interest rate of 4 percent of greater.

NPAs by Loan Category, Market, and Activity

Credit Quality [1]

(in thousands)	Third Quarter 2012 Non-performing Loans	Third Quarter 2012 Foreclosed Properties	Third Quarter 2012 Total NPAs	Second Quarter 2012 Non-performing Loans	Second Quarter 2012 Foreclosed Properties	Second Quarter 2012 Total NPAs	First Quarter 2012 Non-performing Loans	First Quarter 2012 Foreclosed Properties	First Quarter 2012 Total NPAs
NPAs BY CATEGORY									
Commercial (sec.by RE)	$ 25,896	$ 8,767	$ 34,663	19,115	$ 10,586	$ 29,701	$ 26,081	$ 10,808	$ 36,889
Commercial & industrial	32,678	-	32,678	34,982	-	34,982	36,314	-	36,314
Commercial construction	18,590	3,121	21,711	18,175	2,732	20,907	23,319	3,266	26,585
Total commercial	77,164	11,888	89,052	72,272	13,318	85,590	85,714	14,074	99,788
Residential mortgage	13,996	6,031	20,027	16,631	5,591	22,222	18,741	5,882	24,623
Residential construction	22,935	9,039	31,974	25,530	11,512	37,042	24,341	11,931	36,272
Consumer installment	906	-	906	907	-	907	908	-	908
Total NPAs	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591
Balance as a % of Unpaid Principal	68.8%	36.4%	58.8%	68.8%	39.3%	59.4%	70.6%	36.1%	59.4%
NPAs BY MARKET									
North Georgia	$ 72,211	$ 14,582	$ 86,793	77,332	$ 13,546	$ 90,878	$ 81,117	$ 14,559	$ 95,676
Atlanta MSA	21,349	5,926	27,275	17,593	8,651	26,244	22,321	7,647	29,968
North Carolina	9,622	2,771	12,393	10,657	3,287	13,944	15,765	4,650	20,415
Coastal Georgia	6,822	864	7,686	5,822	785	6,607	5,622	1,268	6,890
Gainesville MSA	840	1,328	2,168	991	2,998	3,989	2,210	3,387	5,597
East Tennessee	4,157	1,487	5,644	2,945	1,154	4,099	2,669	376	3,045
Total NPAs	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591
NPA ACTIVITY									
Beginning Balance	$ 115,340	$ 30,421	$ 145,761	129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338
Loans placed on non-accrual	30,535	-	30,535	29,364	-	29,364	32,437	-	32,437
Payments received	(3,646)	-	(3,646)	(15,027)	-	(15,027)	(5,945)	-	(5,945)
Loan charge-offs	(19,227)	-	(19,227)	(19,382)	-	(19,382)	(14,733)	-	(14,733)
Foreclosures	(8,001)	8,001	-	(9,319)	9,319	-	(9,534)	9,534	-
Capitalized costs	-	102	102	-	415	415	-	329	329
Note / property sales	-	(8,822)	(8,822)	-	(10,461)	(10,461)	-	(8,631)	(8,631)
Write downs	-	(2,394)	(2,394)	-	(1,008)	(1,008)	-	(2,111)	(2,111)
Net gains (losses) on sales	-	(350)	(350)	-	269	269	-	(93)	(93)
Ending Balance	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

Net Charge-offs by Category and Market

Credit Quality [1]

(in thousands)	Third Quarter 2012 Net Charge-Offs		Net Charge-Offs to Average Loans [2]	Second Quarter 2012 Net Charge-Offs		Net Charge-Offs to Average Loans [2]	First Quarter 2012 Net Charge-Offs		Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY									
Commercial (sec. by RE)	$	8,174	1.79 %	$	4,349	.95 %	$	3,697	.81 %
Commercial & industrial		(259)	(.23)		775	.70		669	.62
Commercial construction		3,190	7.74		88	.21		334	.81
Total commercial		11,105	1.81		5,212	.86		4,700	.78
Residential mortgage		3,527	1.23		3,862	1.38		5,375	1.91
Residential construction		5,676	5.69		9,563	9.14		5,314	4.84
Consumer installment		255	.78		259	.88		478	1.72
Total	$	20,563	1.99	$	18,896	1.85	$	15,867	1.55
NET CHARGE-OFFS BY MARKET									
North Georgia	$	6,451	1.84 %	$	12,474	3.58 %	$	9,022	2.56 %
Atlanta MSA		9,344	3.02		2,307	.75		2,729	.89
North Carolina		1,674	1.15		3,634	2.52		1,679	1.14
Coastal Georgia		2,486	2.67		211	.23		1,329	1.53
Gainesville MSA		294	.45		(187)	(.29)		883	1.35
East Tennessee		314	.45		457	.68		225	.34
Total	$	20,563	1.99	$	18,896	1.85	$	15,867	1.55

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

Net Charge-offs by Category and Market
Asset Disposition Plan *as of March 31, 2011*

Credit Quality - Net Charge-Offs First Quarter 2011 [1]

(in thousands)	Asset Disposition Plan					First Quarter 2011 Net Charge-Offs
	Bulk Loan Sale [2]		Other Bulk Loan Sales [3]	Foreclosure Charge-Offs [4]	Other Net Charge-Offs	
	Performing Loans	Nonperforming Loans				
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 29,451	$ 11,091	$ 3,318	$ 1,905	$ 2,842	$ 48,607
Commercial construction	32,530	15,328	292	419	1,146	49,715
Commercial & industrial	365	2,303	859	-	513	4,040
Total commercial	62,346	28,722	4,469	2,324	4,501	102,362
Residential construction	43,018	23,459	3,325	11,693	10,643	92,138
Residential mortgage	13,917	14,263	1,676	1,538	4,989	36,383
Consumer / installment	86	168	30	24	383	691
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 37,186	$ 8,545	$ 1,428	$ 6,034	$ 3,296	$ 56,489
Gainesville MSA	3,563	2,442	957	700	954	8,616
North Georgia	57,969	47,699	2,508	6,585	8,544	123,305
Western North Carolina	11,138	4,743	2,415	1,402	6,749	26,447
Coastal Georgia	6,835	2,180	2,013	634	341	12,003
East Tennessee	2,676	1,003	179	224	632	4,714
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Charge-offs totaling $186 million were recognized on the bulk loan sale in the first quarter of 2011. The loans were transferred to the loans held for sale category in anticipation of the second quarter bulk loan sale that was completed on April 18, 2011.

[3] Losses on smaller bulk sale transactions completed during the first quarter of 2011.

[4] Loan charge-offs recognized in the first quarter of 2011 related to loans transferred to foreclosed properties. Such charge-offs were elevated in the first quarter as a result of the asset disposition plan, which called for aggressive write downs to expedite sales in the second and third quarters of 2011.

Credit Quality – Bulk Loan Sale Summary *as of March 31, 2011*

Credit Quality - Bulk Loan Sale Summary [1]

	Performing Loans			Nonperforming Loans			Total Loans		
(in thousands)	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]
BY CATEGORY									
Commercial (sec. by RE)	$ 40,902	$ 29,451	$ 11,451	$ 17,202	$ 11,090	$ 6,112	$ 58,104	$ 40,541	$ 17,563
Commercial construction	45,490	32,530	12,960	22,440	15,328	7,112	67,930	47,858	20,072
Commercial & industrial	504	365	139	3,397	2,302	1,095	3,901	2,667	1,234
Total commercial	86,896	62,346	24,550	43,039	28,720	14,319	129,935	91,066	38,869
Residential construction	59,747	43,018	16,729	35,508	23,459	12,049	95,255	66,477	28,778
Residential mortgage	19,342	13,917	5,425	21,716	14,262	7,454	41,058	28,179	12,879
Consumer / installment	120	86	34	238	169	69	358	255	103
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629
BY MARKET									
Atlanta MSA	$ 51,647	$ 37,186	$ 14,461	$ 13,755	$ 8,545	$ 5,210	$ 65,402	$ 45,731	$ 19,671
Gainesville MSA	4,949	3,563	1,386	3,695	2,442	1,253	8,644	6,005	2,639
North Georgia	80,831	57,969	22,862	70,900	47,698	23,202	151,731	105,667	46,064
Western North Carolina	15,468	11,138	4,330	7,228	4,743	2,485	22,696	15,881	6,815
Coastal Georgia	9,493	6,835	2,658	3,527	2,179	1,348	13,020	9,014	4,006
East Tennessee	3,717	2,676	1,041	1,396	1,003	393	5,113	3,679	1,434
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629

[1] This schedule presents a summary of classified loans included in the bulk loan sale transaction that closed on April 18, 2011.

[2] This column represents the book value, or carrying amount, of the loans prior to charge offs to mark loans to expected proceeds from sale.

[3] This column represents the charge-offs required to adjust the loan balances to the expected proceeds from the sale based on indicative bids received from prospective buyers, including principal payments received or committed advances made after the cutoff date through March 31, 2011 that are part of the settlement.

[4] This column represents the expected proceeds from the bulk sale based on indicative bids received from prospective buyers and equals the balance shown on the consolidated balance sheet as loans held for sale.

Margin – Credit Costs



Credit Costs Impacting Margin

- Historically 8 to 12 bps

- Cost 3Q12 vs. Historical – 7 bps (annual earnings impact of $4.4 million)

- 1 bps = $635 thousand in NIR

Loans / Deposits - Liquidity

(in millions)

	3Q12	2Q12	3Q11	Variance vs 2Q12	vs 3Q11
Loans	$ 4,138	$ 4,119	$ 4,110	$ 19	$ 28
Core (DDA, MMDA, Savings)	$ 3,138	$ 3,065	$ 2,906	$ 73	$ 232
Public Funds	644	659	635	(15)	9
CD's	1,817	1,887	2,254	(70)	(437)
Total Deposits (excl Brokered)	$ 5,599	$ 5,611	$ 5,795	$ (12)	$ (196)
Loan to Deposit Ratio	**74%**	**73%**	**71%**		
Investment Securities:					
Available for Sale -Fixed	$ 1,002	$ 1,027	$ 1,003	$ (25)	$ (1)
-Floating	760	674	766	86	(6)
Held to Maturity -Fixed	239	265	329	(26)	(90)
-Floating	24	18	25	6	(1)
Total Investment Securities	2,025	1,984	2,123	41	(98)
Percent of Assets *(Excludes Floating)*	**39%**	**35%**	**37%**		

Wholesale Borrowings - Liquidity

(in millions)

	Unused Capacity	3Q12	2Q12	3Q11	Variance vs 2Q12	vs 3Q11
Wholesale Borrowings						
Brokered Deposits	$ 1,436 [1]	$ 233	$ 211	$ 210	$ 22	$ 23
FHLB	1,054	50	125	41	(75)	9
Fed Funds	125	-	-	-	-	-
Other Wholesale	-	53	54	103	(1)	(50)
Total	$ 2,615	$ 336	$ 390	$ 354	$ (54)	$ (18)
Long-Term Debt						
Sub-Debt		$ 65	$ 65	$ 65	$ -	$ -
Trust Preferred Securities		55	55	55	-	-
Total Long-Term Debt		$ 120	$ 120	$ 120	$ -	$ -

(1) Estimated Brokered Deposit Total Capacity at 25% of Assets

Business Mix – Deposits *at quarter-end*

(in millions)

DEPOSITS BY CATEGORY	3Q12	2Q12	1Q12	4Q11	3Q11	3Q12 vs. 3Q11
Demand & Now	$ 1,796	$ 1,735	$ 1,722	$ 1,674	$ 1,686	$ 110
MMDA & Savings	1,342	1,330	1,331	1,228	1,220	122
Core Transaction Deposits	**3,138**	**3,065**	**3,053**	**2,902**	**2,906**	**232**
Time < $100,000	1,118	1,159	1,201	1,326	1,387	(269)
Time ≥ $100,000 < $250,000	598	625	654	694	744	(146)
Public Deposits	612	623	782	844	597	15
Total Core Deposits	5,466	5,472	5,690	5,766	5,634	(168)
Time ≥ $250,000	101	103	105	113	123	(22)
Public Deposits	32	36	38	40	38	(6)
Total Customer Deposits	**5,599**	**5,611**	**5,833**	**5,919**	**5,795**	**(196)**
Brokered Deposits	224	211	168	179	210	14
Total Deposits	**$ 5,823**	**$ 5,822**	**$ 6,001**	**$ 6,098**	**$ 6,005**	**$ (182)**

Core Transaction Deposits

Geographic Diversity



$ in millions

Eastern Tennessee
- 3Q 11: $163
- 3Q 12: $177

Coastal Georgia
- 3Q 11: $177
- 3Q 12: $191

Gainesville MSA
- 3Q 11: $180
- 3Q 12: $192

North Carolina
- 3Q 11: $492
- 3Q 12: $533

North Georgia
- 3Q 11: $821
- 3Q 12: $846

Atlanta MSA
- 3Q 11: $1,073
- 3Q 12: $1,199

Core Transactions / Total Deposits (%)	3Q12	3Q11
Coastal GA	62.8 %	46.3 %
Gainesville MSA	61.0	54.3
North Carolina	58.8	52.8
Atlanta MSA	58.5	53.0
East TN	58.6	53.4
North Georgia	53.7	51.1
Total	**55.7 %**	**50.1 %**

Non GAAP Reconciliation Tables

(in thousands except EPS)

		Operating Earnings to GAAP Earnings Reconciliation			
	3Q12	2Q12	1Q12	4Q11	3Q11
Core net interest revenue reconciliation					
Core net interest revenue	$ 57,371	$ 56,836	$ 58,864	$ 59,050	$ 59,281
Taxable equivalent adjustment	(419)	(444)	(446)	(423)	(420)
Net interest revenue (GAAP)	**$ 56,952**	**$ 56,392**	**$ 58,418**	**$ 58,627**	**$ 58,861**
Core fee revenue reconciliation					
Core fee revenue	$ 13,003	$ 12,764	$ 13,091	$ 11,442	$ 11,309
Securities gains, net	-	6,490	557	4	-
Loss on prepayment of borrowings	-	(6,199)	(482)	-	-
Gains from sales of low income housing tax credits	-	-	728	728	-
Hedge ineffectiveness (losses) gains	608	(180)	115	313	575
Interest on Federal tax refund	-	-	1,100	-	-
Mark to market on deferred compensation plan assets	153	(8)	270	180	(386)
Fee revenue (GAAP)	**$ 13,764**	**$ 12,867**	**$ 15,379**	**$ 12,667**	**$ 11,498**
Core operating expense reconciliation					
Core operating expense	$ 40,523	$ 41,312	$ 42,670	$ 43,843	$ 44,093
Foreclosed property expense	3,706	1,851	3,825	9,302	2,813
Severance	401	1,155	190	-	-
Reclassification of pension actuarial gains and losses and prior service costs to OCI	-	-	-	(2,245)	-
Mark to market on deferred compensation plan liability	153	(8)	270	180	(386)
Operating expense (GAAP)	**$ 44,783**	**$ 44,310**	**$ 46,955**	**$ 51,080**	**$ 46,520**

Non GAAP Reconciliation Tables

	Operating Earnings to GAAP Earnings Reconciliation									
	3Q12		2Q12		1Q12		4Q11		3Q11	
Net interest margin - pre credit reconciliation										
Net interest margin - pre credit	3.79	%	3.62	%	3.76	%	3.77	%	3.79	%
Effect of interest reversals, lost interest, and carry costs of NPAs	(.19)		(.19)		(.23)		(.26)		(.24)	
Net interest margin	**3.60**	**%**	**3.43**	**%**	**3.53**	**%**	**3.51**	**%**	**3.55**	**%**
Tangible common equity and tangible equity to tangible assets reconciliation										
Tangible common equity to tangible assets	5.73	%	5.45	%	5.33	%	5.38	%	5.65	%
Effect of preferred equity	2.93		2.79		2.75		2.78		2.77	
Tangible equity to tangible assets	**8.66**		**8.24**		**8.08**		**8.16**		**8.42**	
Effect of goodwill and other intangibles	.09		.09		.11		.12		.13	
Equity to assets (GAAP)	**8.75**	**%**	**8.33**	**%**	**8.19**	**%**	**8.28**	**%**	**8.55**	**%**
Tangible common equity to risk-weighted assets reconciliation										
Tangible common equity to risk-weighted assets	8.59	%	8.37	%	8.21	%	8.25	%	8.52	%
Effect of preferred equity	4.36		4.35		4.23		4.29		4.33	
Tangible equity to risk weighted assets	**12.95**		**12.72**		**12.44**		**12.54**		**12.85**	
Effect of other comprehensive income	.36		.28		.10		(.03)		(.29)	
Effect of trust preferred	1.19		1.19		1.15		1.18		1.19	
Tier I capital ratio (Regulatory)	**14.50**	**%**	**14.19**	**%**	**13.69**	**%**	**13.69**	**%**	**13.75**	**%**

Analyst Coverage

FIG Partners

(Market Perform - Aug 14, 2012)

Keefe, Bruyette & Woods

(Market Perform - Oct 8, 2012)

Raymond James & Assoc.

(Market Perform - Sep 26, 2012)

Sandler O'Neill & Partners

(Hold, Oct 3, 2012)

Stephens, Inc.

(Equal Weight - Aug 2, 2012)

SunTrust Robinson Humphrey

(Neutral - Sep 19, 2012)

United Community Banks, Inc.

Investor Presentation

Third Quarter 2012